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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)*

                          STORM CAT ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    862168101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  Adam Abramson
                             1346049 Ontario Limited
                      22 St. Clair Avenue East, 18th Floor
                            Toronto, Ontario, Canada
                                     M4T 2S3
                                 (416) 361-1498
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                January 31, 2007
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1346049 Ontario Limited
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             19,056,751
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               19,056,751
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,056,751*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trapeze Asset Management Inc.
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             13,515,175
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               13,515,175
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,056,751*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IA
--------------------------------------------------------------------------------

                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trapeze Capital Corp.
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             5,541,576
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               5,541,576
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,056,751*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     BD
--------------------------------------------------------------------------------

                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Randall Abramson
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             19,056,751
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               19,056,751
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,056,751*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

                                   *See Item 5

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock (the "Common Stock") of Storm Cat Energy Corporation, a British Columbia corporation ("Storm Cat"), with its principal executive offices located at 1125 17th Street, Suite 2310, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f) This joint filing statement is being filed by 1346049 Ontario Limited, an Ontario corporation ("Holdco"); Trapeze Asset Management Inc., an Ontario corporation ("TAMI"); Trapeze Capital Corp., an Ontario corporation ("TCC"); Randall Abramson, a resident of Ontario and citizen of Canada ("Abramson"); and the group the above-named persons comprise. Holdco, TAMI, TCC, Abramson and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Holdco is a parent holding company for its operating subsidiaries, TCC and TAMI. TAMI is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. TCC is a Canadian investment dealer. Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, President, Chief Executive Officer, Secretary, Treasurer and Portfolio Manager of TAMI; and Director, President, Portfolio Manager and Compliance Officer of TCC.

Holdco owns 100% of the outstanding voting stock of each of TAMI and TCC. Abramson owns 82% of the outstanding capital stock of Holdco. The business address for each of the Reporting Persons is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3. The information required by Instruction C to Schedule 13D is set forth in Schedule 1.

(d)-(e) During the last five years, no Reporting Person and, to the best knowledge of the Reporting Persons, no director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or other final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase price of the Common Stock and notes convertible into Common Stock reported in this Schedule 13D was CDN$23,110,478.66 in respect of the Common Stock (which were purchased as part of a Unit, which included common stock warrants convertible into Common Stock) and US$3,700,000 in respect of the convertible notes. The shares of Common Stock and securities convertible into Common Stock to which this Schedule 13D relates were purchased using available funds in discretionary investment accounts managed by either TAMI or TCC and the advisory clients of TAMI and TCC provided the funds to purchase such securities. Many of the accounts managed by TAMI and TCC are margin accounts and, therefore, the Common Stock and securities convertible into Common Stock held in the discretionary investment accounts managed by TAMI and TCC may have been financed in part with margin loans secured by the securities held in the accounts.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock and securities convertible into Common Stock for investment purposes. The Reporting Persons may make future purchases of Common Stock and securities convertible into Common Stock from time to time and may dispose of any or all of the Common Stock and securities convertible into Common Stock owned by them at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Since Abramson, Holdco, TAMI and TCC comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on January 31, 2007, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 2,126,582 shares of Common Stock issuable upon the exercise of common stock warrants held by the Reporting Persons and 3,162,393 shares of Common Stock issuable upon the conversion of convertible notes held by the Reporting Persons, was 19,056,751 shares. Of this amount, nil shares of Common Stock were held by Abramson directly; nil shares of Common Stock were held by Holdco directly; 5,541,576 shares of Common Stock were owned by advisory clients of TCC and held in accounts managed by TCC; and 13,515,175 shares of Common Stock were owned by advisory clients of TAMI and held in accounts managed by TAMI. The foregoing amounts include: nil, nil, 449,260 and 1,677,322 shares issuable upon the exercise of common stock warrants owned by (or in client investment accounts managed by), Abramson, Holdco, TCC and TAMI, respectively; and nil, nil, 723,077 and 2,439,316 shares issuable upon the exercise of convertible notes owned by (or in client investment accounts managed by), Abramson, Holdco, TCC and TAMI, respectively. Each common stock warrant is exercisable for one share of Common Stock at a price of CDN$1.90 per share of Common Stock, expiring June 2, 2008. Each convertible note is convertible into Common Stock at a conversion price of US$1.17 per share of Common Stock, maturing March 31, 2012.

(b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on January 31, 2007. Abramson exercises sole voting and dispositive power over shares held by each of the Reporting Persons. Holdco exercises sole voting and dispositive power over shares held by each of the Reporting Persons. TAMI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. TCC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1 (except to the extent that shares are held in discretionary investment accounts managed by TAMI and TCC).

(c) Except for the transaction to which this Schedule 13D relates, no transactions with respect to the Common Stock have been effected in the past 60 days by the Reporting Persons. Set forth on Schedule 2 hereto is the following information with respect to each transaction: (1) the date of the transaction,
(2) the identity of the Reporting Person that effected the transaction, (3) the type of security transacted, (4) whether the transaction was a purchase or sale,
(4) the amount of securities involved. In each case, the securities were purchased pursuant to a private placement offered by Storm Cat.

(d) The advisory clients of TAMI and TCC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Common Stock beneficially owned by the Reporting Persons. No individual clients' interest in the Common Stock represents more than five percent of the Issuer's total outstanding Common Stock.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The advisory clients of TAMI and/or TCC have entered into investment management agreements with the respective Reporting Person which grant the Reporting Person voting and dispositive power over all securities held by such advisory clients. Other than such investment management agreements, no contracts, arrangements, understandings or relationships with respect to securities of Storm Cat exist.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated February 5, 2007, by and between Holdco, TAMI, TCC and Abramson.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE FEBRUARY 5, 2007

                                          1346049 ONTARIO LIMITED


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          CHIEF EXECUTIVE OFFICER



                                          TRAPEZE ASSET MANAGEMENT INC.


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          CHIEF EXECUTIVE OFFICER



                                          TRAPEZE CAPITAL CORP.


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          PRESIDENT


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON

                                   SCHEDULE 1

          INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
                          OFFICERS OF REPORTING PERSONS

The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons. Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of Storm Cat Energy Corporation as indicated in the table below. The shares described below are included in the beneficial ownership of Storm Cat Energy Corporation common stock reported by the Reporting Persons in this filing. Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons. Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.

                                                                                              BENEFICIAL
NAME:                          RELATIONSHIP TO REPORTING PERSON:                              OWNERSHIP:
-----                          ---------------------------------                              ----------
Adam Lyle Abramson             TAMI:  Director, Vice-President and Associate Portfolio
                                      Manager
                                                                                               38,822(1)
                               TCC:   Director, Vice-President and Associate Portfolio
                                      Manager

Herbert Abramson               TAMI:  Chairman of the Board of Directors; Portfolio
                                      Manager
                                                                                                   --
                               TCC:   Director, Portfolio Manager, Chairman and Chief
                                      Executive Officer

Bryan Rakusin                  TCC:   Vice-President and Portfolio Manager                         --

Jeremy Rakusin                 TCC:   Vice-President and Associate Portfolio Manager               --

Donald Hugh Carlisle           TAMI:  Vice-President and Portfolio Manager                         --

William Richard Hermon         Holdco:Director and Vice-President
                                                                                               17,152(2)
                               TCC:   Portfolio Manager and Branch Manager

Mohammad Abdul Salam           TAMI:  Chief Financial Officer
                                                                                                   --
                               TCC:   Chief Financial Officer

William Edgar John Hayden      TAMI:  Vice-President                                           16,512(3)

     (1) Included in the beneficial ownership of common stock reported by TCC on behalf of its advisory clients. Includes 1,764 shares issuable upon the exercise of common stock warrants owned by Mr. Abramson; 8,500 shares of common stock and 2,380 shares issuable upon the exercise of common stock warrants held by Mr. Abramson's spouse, Bonnie Goldberg.

     (2) Included in the beneficial ownership of common stock reported by TCC on behalf of its advisory clients. Includes 13,400 shares of common stock and 3,752 shares issuable upon the exercise of common stock warrants held by Mr. Hermon's spouse, Susan Sweeney Hermon.

     (3) Included in the beneficial ownership of common stock reported by TAMI on behalf of its advisory clients. Includes 12,900 shares of common stock and 3,612 shares issuable upon the exercise of common stock warrants held by Mr. Hayden's spouse, Diane Hayden.

The business address for each of the above-referenced persons (except Mr. Hermon) is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3. The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of Storm Cat Energy Corporation. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date: February 5, 2007

                                          1346049 ONTARIO LIMITED


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          CHIEF EXECUTIVE OFFICER



                                          TRAPEZE ASSET MANAGEMENT INC.


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          CHIEF EXECUTIVE OFFICER



                                          TRAPEZE CAPITAL CORP.


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          PRESIDENT


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON

                                   SCHEDULE 2

Transactions in securities of Storm Cat Energy Corporation effected during the past sixty days by 1346049 Ontario Limited, Randall Abramson, and Trapeze Asset Management Inc. (TAMI) and Trapeze Capital Corp. (TCC) on behalf of their respective managed accounts.

                                                                    Number of
Transaction Date  Reporting Person  Type of Security  Buy/Sell   Securities(us$)
----------------  ----------------  ----------------  --------   ---------------

January 31, 2007        TAMI        Convertible Note    BUY        2,854,000
January 31, 2007        TCC         Convertible Note    BUY          846,000